Buenos Aires, April 29th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Annual General Ordinary and Extraordinary Shareholders’ Meeting. Recess.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform that Annual General Ordinary and Extraordinary Shareholders’ Meeting held today went into recess until May 29th, 2019 at 11 am (BA time) in order to continue the consideration of Item 15 of its Agenda (i.e. “Consideration of: (i) the merger of Pampa Energía SA with Parques Eólicos Argentinos SA, under Section 82 et seq. of the Argentine Companies Law, and Section 77 et seq. of the Argentine Income Tax Law; (ii) the individual special statement of financial position for merger purposes as of December 31, 2018 and the consolidated statement of financial position for merger purposes as of December 31, 2018, together with the respective reports of the external auditor and Statutory Audit Committee; (iii) the previous merger agreement; and (iv) the authorizations to be granted for the subscription of the final merger agreement”) with the registered Shareholders to the above-mentioned Shareholder’s Meeting.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations